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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 13E-3
                                Amendment No. 3
                               (Final Amendment)

          TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                        ENSTAR INCOME PROGRAM II-1, L.P.
                        --------------------------------
                              (Name of the Issuer)

                        ENSTAR INCOME PROGRAM II-1, L.P.
                       ENSTAR COMMUNICATIONS CORPORATION
                  CHARTER COMMUNICATIONS ENTERTAINMENT I, LLC
                   CHARTER COMMUNICATIONS ENTERTAINMENT, LLC
                     CHARTER COMMUNICATIONS OPERATING, LLC
                      CHARTER COMMUNICATIONS HOLDINGS, LLC
                  CHARTER COMMUNICATIONS HOLDING COMPANY, LLC
                          CHARTER COMMUNICATIONS, INC.
                          ----------------------------
                       (Name of Persons Filing Statement)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                     -------------------------------------
                         (Title of Class of Securities)

                                   293978 201
                          ---------------------------
                     (CUSIP Number of Class of Securities)

         Ralph G. Kelly                       George A. Greenslade, Esq.
 Senior Vice President and Treasurer        Brown Raysman Millstein Felder
 Enstar Communications Corporation                  & Steiner LLP
    12405 Powerscourt Drive                        900 Third Avenue
   St. Louis, Missouri 63131                   New York, New York 10022
      (314) 965-0555                               (212) 895-2632
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 (Name, Address and Telephone Number of Person(s) Authorized to Receive Notices
     and Communications on Behalf of the Persons Filing Statement)

  This statement is filed in connection with (check the appropriate box):

   a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities
          Exchange Act of 1934.
   b. [_] The filing of a registration statement under the Securities Act of 1933.
   c. [_] A tender offer.
   d. [_] None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

  Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                           CALCULATION OF FILING FEE
================================================================================
      Transaction Value: $14,707,000      |         Filing Fee: $1,353.05*
================================================================================

*   The filing fee was calculated pursuant to Exchange Act Rule 0-11(b) and
    (c) by multiplying the estimated sale price of $14,707,000 by .000092.
    [X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid: $1,353.05
    Form or Registration No.: Schedule 13E-3
    Filing Parties: Enstar Income Program II-1, L.P.; Enstar Communications Corporation; Charter Communications Entertainment I, LLC; Charter Communications Entertainment, LLC; Charter Communications Operating, LLC; Charter Communications Holdings, LLC; Charter Communications Holding Company, LLC; Charter Communications, Inc.
    Date Filed: July 22, 2002
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                       FINAL AMENDMENT TO SCHEDULE 13E-3

   This Amendment No. 3 amends the Schedule 13E-3 of the filing persons named herein with respect to the Sale and consent solicitation described below.

   The Schedule 13E-3 was filed with the Securities and Exchange
Commission by the filing persons in connection with the proposed sale (the "Sale") of all of the cable television systems and related assets of Enstar Income Program II-1, L.P., a Georgia limited partnership (the "Partnership"), to Charter Communications Entertainment I, LLC, a Delaware limited liability company and an affiliate of Enstar Communications Corporation, the corporate general partner of the Partnership, and the related solicitation of the consents of holders of units of limited partnership interests in the Partnership to (i) the Sale, (ii) an amendment to the partnership agreement of the Partnership to permit the Sale to an affiliate of the corporate general partner of the Partnership and (iii) the subsequent dissolution, termination and liquidation of the Partnership. The consents of holders of limited partnership interests in the Partnership were solicited pursuant to a Consent Solicitation Statement dated August 12, 2002.

   This Amendment No. 3 constitutes the final amendment to Schedule
13E-3 and is being filed to report the results of the solicitation of the consents of the holders of units of limited partnership interests in the Partnership and the consummation of the Sale.

   A majority of the holders of the outstanding units of limited partnership interests of the Partnership approved each of the proposals set forth in the Consent Solicitation Statement within the solicitation period described therein and the Sale was consummated on September 30, 2002. The total sale price for the assets was approximately $14,706,800.

   After providing for expenses of the Sale, the corporate general partner of the Partnership will make liquidating distributions to the holders of limited partnership interests in the Partnership. The corporate general partner anticipates that it will make the initial liquidating distribution approximately 60 days after the consummation of the Sale and the final liquidating distribution no later than six months after the consummation of the Sale.

   The Partnership will be dissolved and terminated after the final liquidating distribution is made.

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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of the 8th day of October, 2002.

                                     ENSTAR INCOME PROGRAM II-1, L.P.

                                     By:  Enstar Communications Corporation,
                                          its general partner


                                          By: /s/ Ralph G. Kelly
                                              ----------------------------------
                                              Name: Ralph G. Kelly
                                              Title: Senior Vice President and
                                                        Treasurer


                                     ENSTAR COMMUNICATIONS
                                     CORPORATION


                                     By: /s/ Ralph G. Kelly
                                         ---------------------------------------
                                          Name: Ralph G. Kelly
                                          Title: Senior Vice President and
                                                 Treasurer


                                     CHARTER COMMUNICATIONS
                                     ENTERTAINMENT I, LLC


                                     By: /s/ Curtis S. Shaw
                                         ---------------------------------------
                                          Name: Curtis S. Shaw
                                          Title: Senior Vice President


                                     CHARTER COMMUNICATIONS
                                     ENTERTAINMENT, LLC


                                     By: /s/ Curtis S. Shaw
                                         ---------------------------------------
                                          Name: Curtis S. Shaw
                                          Title: Senior Vice President


                                     CHARTER COMMUNICATIONS
                                     OPERATING, LLC


                                     By: /s/ Curtis S. Shaw
                                         ---------------------------------------
                                          Name: Curtis S. Shaw
                                          Title: Senior Vice President

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                                     CHARTER COMMUNICATIONS
                                     HOLDINGS, LLC


                                     By: /s/ Curtis S. Shaw
                                         ---------------------------------------
                                          Name: Curtis S. Shaw
                                          Title: Senior Vice President


                                     CHARTER COMMUNICATIONS
                                     HOLDING COMPANY, LLC


                                     By: /s/ Curtis S. Shaw
                                         ---------------------------------------
                                          Name: Curtis S. Shaw
                                          Title: Senior Vice President


                                     CHARTER COMMUNICATIONS, INC.


                                     By: /s/ Curtis S. Shaw
                                         ---------------------------------------
                                          Name: Curtis S. Shaw
                                          Title: Senior Vice President

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